UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCEANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number : 0-21019

                           Innovative Medical Services
                           ---------------------------
             (Exact name of registrant as specified in its charter)


                     1725 Gillespie Way, El Cajon, CA 92020
                     --------------------------------------
          (Address, including zip code, and telephone number, including area code or registrant's principal executive offices)

                                Class A Warrants
                                ----------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   |X|                   Rule 12h-3(b)(1)(i)
         Rule 12g-4(a)(1)(ii)                        Rule 12h-3(b)(1)(ii)
         Rule 12g-4(a)(2)(i)                         Rule 12h-3(b)(2)(i)
         Rule 12g-4(a)(2)(ii)                        Rule 12h-3(b)(2)(ii)
                                                     Rule 15d-6

Approximate number of holder of record as of the certification or
notice date:   44
               --

Pursuant to the requirements of the Securities and Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 12, 2000     By: /s/ Michael L. Krall
                               --------------------
                               Michael L. Krall, President

DENNIS BROVARONE
ATTORNEY AND COUNSELOR AT LAW
18 Mountain Laurel Drive
Littleton, Colorado 80127
ph: 303 466 4092 / fax: 303 466 4826


November 12, 2001

U.S. Securities and Exchange Commission
Washington, D.C.


         Re:  Innovative Medical Services
              Form 15
              SEC File No. 0-21019


Ladies and Gentlemen:


     The above referenced issuer is today filing a Form 15 Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 for the Issuer's Class A Warrants.

     The Issuer has sold the Class A Warrants to the public in August 1996. Pursuant to the terms thereof the Class A Warrants expired on August 8, 2001. At the time of the expiration of these Class A Warrants there were only forty-four holders of the Class A Warrants. As a result of the expiration of the Class A Warrants, the Issuer is seeking termination of its reporting obligations with respect to the Class A Warrants pursuant to Rule 12g-4(a)(1)(i).


Very truly yours,


/s/ DENNIS BROVARONE
--------------------
Dennis Brovarone